SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:
- Press release dated August 3, 2007;
- Notice of a change in the share capital of Enel S.p.A. dated August 13, 2007;
- Press release dated September 6, 2007;
- Analyst Presentation dated September 6, 2007 – 2007 Interim Results.

Press release
ENEL AND ACCIONA APPEAL SOME OF THE CONDITIONS THE CNE IMPOSED ON ENDESA’S ACQUISITION
The appeal will not affect the development of the Tender Offer for Endesa because Enel and Acciona shall comply with the conditions even if they are not modified, repealed or made ineffective.
Rome and Madrid, August 3, 2007 – Enel, through its subsidiary Enel Energy Europe S.r.l., and Acciona S.A. today filed an administrative appeal against certain conditions imposed by the Resolution of the Board of Directors of the Spanish National Energy Commission (CNE) dated July 4, 2007 by means of which Acciona S.A. and Enel, through its subsidiary Enel Energy Europe S.r.l., were authorized to acquire Endesa S.A.’s shares through the settlement of the Tender Offer. The two companies consider that certain of the imposed conditions are not adequate.
For both Enel and Acciona the filing of the administrative appeal does not affect the Tender Offer development since the two companies shall comply with the established conditions even if these conditions are not modified, repealed or made ineffective.
On July 30, 2007, Acciona, S.A. and Enel S.p.A., through its wholly-owned subsidiary Enel Energy Europe S.r.L., filed a joint tender offer statement on Schedule TO regarding their tender offer for ordinary shares and ADSs of Endesa, S.A. with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. The Spanish tender offer statement and certain complementary information were authorized in Spain by the Comisión Nacional del Mercado de Valores. Investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by Enel S.p.A. and Acciona, S.A. with the U.S. Securities and Exchange Commission on its web site at www.sec.gov, and may obtain a free copy of the Spanish tender offer statement from the Spanish Stock Exchanges and on the web site of the Comisión Nacional del Mercado de Valores at www.cnmv.es. The U.S. and Spanish tender offer statements may also be obtained for free from Enel’s web site at www.enel.com and from Acciona’s web site at www.acciona.es . The U.S. and Spanish tender offer statements and other complementary documents may also be obtained for free at Acciona’s and Enel’s registered offices and from Georgeson by directing a request to 17 State Street, 10th Floor, New York, NY 10004, United States of America. The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – that took place on July 31, 2007 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 (for the Stock-option Plan for the year 2004).

Specifically, on July 31, 2007 a total of 20,400 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.

The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.

The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on August 13, 2007.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,182,740,634	6,182,740,634	1 Euro	6,182,720,234	6,182,720,234	1 Euro

Of which:
Ordinary shares	6,182,740,634	6,182,740,634	1 Euro	6,182,720,234	6,182,720,234	1 Euro

(rank for dividend pari passu: January 1, 2007) current coupon number 10

Press release
Enel: the Board approves results for first half of 2007
Revenues: 18,857 million euro (19,065 million in H1 2006,-1.1%)
EBITDA: 4,462 million euro (4,361 million in H1 2006,+2.3%)
EBIT: 3,134 million euro (3,565 million in H1 2006,-12.1%)
Group net income: 1,982 million euro
(1,978 million in H1 2006, +0.2%)
***
Interim dividend for 2007: 0.20 euro per share,
payable as from November 22, 2007
This press release uses a number of “alternative performance indicators” not envisaged in the IFRS-EU accounting principles (EBITDA, net financial debt and net current assets). In accordance with recommendation CESR/05-178b published on November 3, 2005, the criteria used to calculate these indicators are described below.
Rome, September 6, 2007 – The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, yesterday evening approved the results for the first half of 2007.
Consolidated financial highlights (millions of euro):

	1st half		1st half
	2007		2006		Variation
Revenues	18,857		19,065		-1.1%
EBITDA	4,462		4,361		+2.3%
EBIT	3,134		3,565		-12.1%
Group net income	1,982		1,978		+0.2%
Net financial debt	25,069	*	11,690	**	+114.4%

*	At June 30, 2007

**	At December 31, 2006
Fulvio Conti, Enel CEO, expressed its pleasure for the results achieved in the first half of 2007 and remarked: “The new international footprint achieved, together with efficiency and development programmes undertaken for Italy in all Divisions, enable us to expect an improvement in operating performance for 2007 compared with the one posted in 2006. Expectations on the positive conclusion for the takeover of Endesa and the strengthening of Enel’s position in Russia, through the acquisition of OGK-5, complete our international expansion. Enel has now been shaped into a fully fledged energy multinational, with an improvement in the technology mix and a geographic diversification enabling us to reach an optimal size thus offering further growth plans.”
OPERATIONAL HIGHLIGHTS
Electricity and gas sales
The Enel Group’s electricity sales to final customers on the free and regulated markets in the first half of 2007 came to 84.3 TWh (1 TWh = 1 billion kWh), of which 69.9 TWh in Italy and 14.4 TWh abroad.
In Italy, total sales of electricity to final customers diminished by 1.7%. In particular, sales on the regulated market dropped from 61.3 TWh in the first half of 2006 to 51.5 TWh in the first half this year, a decline of 16.0%, owing to greater market liberalisation. This led to an increase in electricity sales on the free market, which rose by 85.9% with respect to the corresponding year-earlier period, from 9.9 TWh to 18.4 TWh.
Enel’s electricity sales abroad nearly tripled, rising from 5 TWh in the first half of 2006 to 14.4 TWh in the first six months of 2007 (+188%), mainly thanks to the contribution of the Russian energy trading company RusEnergoSbyt, which has been consolidated since end-June 2006.
In the Italian gas market, Enel continued its strategic focus on small and medium-sized enterprises (retail customers with a consumption of less than 200,000 cubic meters per year). This strategy helped increase the customer base by 6.5% on the corresponding year-earlier period (2,380,650 at end-June 2007), despite a decline in volumes sold from 2.7 billion cubic metres in first half of 2006 to 2.4 billion cubic metres in the same period this year, which was mainly attributable to warmer weather in the first quarter of 2007 which brought to over 20% reduction in the residential and commercial gas demand.
Power generation
The Enel Group’s net electricity generation came to 63.8 TWh in the first half of 2007, of which 46 TWh in Italy and 17.8 TWh abroad.
Of total net generation by Enel in Italy and abroad, 58.2% came from thermal generation, 30.0% from renewables (hydro, wind, geothermal and biomass) and 11.8% from nuclear plants.
In Italy, net generation by Enel fell by 13.4%, from 53.1 TWh to 46 TWh as a result both of the import increase in Italy (+22.5%) and of reduced energy demand (+0.1%). A reduction in thermal generation (- 5.5 TWh) and hydroelectric generation (-1.6 TWh) was recorded.
Net generation by Enel abroad rose from 9.8 TWh in the first half of 2006 to 17.8 TWh in the first half of 2007 (+81.6%). The increase was mainly attributable to the consolidation of Slovenské elektrárne.
Distribution of electricity and gas
The electricity distributed by the Enel Group amounted to 132.1 TWh in the first half of 2007, of which 125.9 TWh in Italy and 6.2 TWh abroad. Volumes distributed by Enel in

Italy are in line with the corresponding period of 2006 (-0.3%) and substantially reflect the trend in domestic energy demand. The electricity distributed abroad is equal to 6.2 TWh, in line with the corresponding period of 2006.

Gas transported in Italy totalled 1.8 billion cubic metres in the first half of 2007, down 0.5 billion cubic metres on the year-earlier period (-21.7%). The decline is primarily attributable to warmer weather in the first months of 2007.
CONSOLIDATED FINANCIAL HIGHLIGHTS
Revenues in the first half of 2007 amounted to 18,857 million euro, down 208 million euro (-1.1%) on the first half of 2006. The decrease is largely attributable to the decline in revenues from the sale of electricity on the domestic market and to the contraction in revenues from activities not connected with Enel’s core business, partially offset by higher revenues from the generation, distribution and sales activities of foreign subsidiaries.
EBITDA in the first half of 2007 came to 4,462 million euro, up 101 million euro (+2.3%) on the 4,361 million euro registered in the first half of 2006, largely attributable to the improvement in the performance of the International Division.
EBIT totalled 3,134 million euro in the first half of this year, a decrease of 431 million euro (-12.1%) on the corresponding year-earlier period. The decline largely reflects increased depreciation and amortization in the first half of 2007 as well as the recognition in the first half of 2006 of the income from the exchange of Wind for Weather shares in the amount of 263 million euro.
Group net income amounted to 1,982 million euro in the first six months of 2007, a slight increase compared with 1,978 million euro posted in the corresponding year-earlier period. The consolidated balance sheet at June 30, 2007 shows total shareholders’ equity of 19,713 million euro (19,025 million euro at the end of 2006) and net financial debt of 25,069 million euro (11,690 million euro at the end of 2006), with an increase of the latter figure of 13,379 million euro, mainly due to the acquisition of both 24.97% of Endesa’s share capital and a stake in the Russian generation company OGK-5’s share capital. The debt-equity ratio at June 30, 2007 was 1.27, compared with 0.61 at the end of 2006.
Capital expenditure in tangible and intangible assets in the first half of 2007 amounted to 1,520 million euro, an increase of 33.7% on the 1,137 million euro of the corresponding year-earlier period.
Group employees at June 30, 2007 numbered 56,410, down 2,138 on the 58,548 at December 31, 2006. The decline was mainly attributable to a negative balance between new hires and terminations of 2,264. At June 30, 2007 the Group’s foreign companies had 13,809 employees.

SIGNIFICANT EVENTS FOLLOWING THE CLOSING OF THE FIRST HALF OF 2007
July 2007
•	On July 2, Enel Energy Europe (EEE) and Acciona, in compliance with previous communications made to the market, adjusted the price for share for the envisaged public tender offer launched on 100% of Endesa’s share capital in order to take into account the dividend distributed to Endesa’s shareholders. Therefore the new offer price is set at 40.16 euro per share, equal to the difference between 41.30 euro per share price set on April 11 when the offer was announced and the dividend of 1.14 euro per share approved by the Shareholders’ Meeting of Endesa on June 20 and distributed on July 2. On July 5, the European Commission cleared the joint transaction by EEE and Acciona for the exclusive control on Endesa, through a public tender offer. On July 25, Spain’s Comisión Nacional del Mercado de Valores (the national securities regulator) Board of Directors authorized the takeover bid launched by Acciona and EEE over 100% of Endesa shares. On July 27, the Spanish Council of Ministers authorized EEE to exercise all the voting rights attaching to the Endesa shares it will hold at the end of the tender offer. On July 30, the acceptance period for the joint tender offer over the entire share capital of Endesa began. It will close on October 1. The announced all-cash offer price is 40.16 euro per share.
•	On July 26 Enel’s Board of Directors approved the issue, by June 30, 2008, of one or more bonds to be placed with institutional and/or retail investors aimed (in whole or in part) to the flotation in one or more regulated markets for up to 10 billion euro. This transaction is part of the refinancing programme of Enel’s debt, specifically the credit facility of 35 billion euro (reduced to 30 billion euro in June) obtained to cover the costs associated to the announced public tender offer on Endesa.
•	On July 6, Enel Trade acquired 90% of Nuove Energie, the company that is developing the regasification terminal project at Porto Empedocle (Agrigento).
August 2007
•	On August 16, FAS (the Russian anti-trust authority) authorized Enel to increase its stake up to 100% of the generation company OGK-5 share capital. This authorization is valid for 1 year.
•	On August 24, as part of Enel’s Environment Plan presented in December 2006, investments in solar power totalling 300 million euro by 2010 are announced: of the new 35 MW under development, 24 MW will be installed at the Group’s 1,200 transformer substations.
OUTLOOK
With the launch of the public tender offer for 100% of Endesa’s share capital together with Acciona, which is scheduled to be completed by mid-October, and with the acquisition of a stake of 29.99% in the Russian generation company OGK-5’s share capital, of which

Enel plans to acquire control, Enel is well on track to fully implementing its international growth strategy, becoming an energy leader at the global level.
The operating cash flows generated by the companies acquired and the Enel Group as a whole will ensure sufficient resources to service the financial expense associated with such transactions, while at the same time continuing the dividend policy announced to the markets.
Enel has already taken steps to optimize its financing sources in order to restructure its debt. In particular, Enel negotiated a credit line totalling 35 billion euro covering the entire cost of the Endesa acquisition. In order to refinance the facility, Enel approved the renewal of its medium-term notes program, raising the funding ceiling from 10 to 25 billion euro and authorized the issue of one or more bonds under the program. Following the bond issue of June 13, 2007, of about 5 billion euro, Enel reduced the credit facility from 35 to 30 billion euro.
Work also continues on the programs to achieve operating excellence, while growth in the domestic free market, as well as the investment plans for research in the renewable energy sector continue. All of the activities envisaged will generate positive effects already this year, with Enel’s financial performance expected to improve on 2006.
ENEL SPA’S RESULTS IN THE FIRST HALF OF 2007
Financial highlights (millions of euro)

	1st half	1st half
	2007	2006	Variation
Revenues	490	578	-15.2%
EBIT (operating income)	(73)	284	n.a.
Net equity income	3,967	3,025	+31.1%
Net income	3,910	3,264	+19.8%
Revenues in the first half of 2007 came to 490 million euro, down 88 million euro (-15.2%) on the same period of 2006. The decrease is mainly attributable to a decline in revenues from electricity sales owed to a lower average sale price.
EBIT came to a negative 73 million euro (positive 284 million euro in the first half of 2006), due to the decline in EBITDA, which was essentially attributable to the decrease in revenues from domestic electricity sales. Moreover, in the first half of 2006, EBIT included a gain stemming from the exchange of Wind for Weather shares equal to 146 million euro.
Net equity income amounted to 3,967 million euro (3,025 million euro in the first half of 2006). It includes dividends from subsidiaries, associates and other equity investments in the amount of 3,886 million euro (3,069 million euro in the first half of 2006) and net financial income of 81 million euro (net financial expense of 44 million euro in the corresponding year-earlier period).

Net income for the period amounted to 3,910 million euro, compared with 3,264 million euro in the corresponding period of 2006.

Net financial debt at June 30, 2007 totalled 1,813 million euro, an increase of 824 million euro compared with December 31, 2006.
Shareholders’ equity at June 30, 2007 came to 16,855 million euro (14,600 million euro at December 31, 2006). The increase is attributable to net income for the period net of dividends distributed. The debt-equity ratio rose from 0.07 at December 31, 2006 to 0.11 at June 30 2007.
BOARD APPROVES DISTRIBUTION OF INTERIM DIVIDEND FOR 2007
Given that the Parent Company posted net income of 3,910 million euro in the first half of 2007, and in the light of the performance expected for the remainder of 2007, Enel’s Board of Directors has approved the distribution of an interim dividend for 2007 of 0.20 euro per share.
Pursuant to Article 2433-bis of the Italian Civil Code, the external auditor KPMG S.p.A. issued a favourable opinion on September 5, 2007.
The interim dividend, gross of any withholding tax, will be paid as from November 22, 2007, with the ex-dividend date for coupon no. 10 falling on November 19 2007.
BOND ISSUES AND MATURING BONDS
In the first half of 2007 Enel S.p.A., as part of its Global Medium-Term Notes programme, carried out a multi-tranche bond issue reserved for institutional investors for a total value of about 4,980 million euro. The issue was launched on June 13, 2007 and was structured in the following five tranches:
•	1,000 million euro seven-year floating-rate note, priced at 99.757 with a coupon equal to 3-month Euribor plus 0.20% and a total yield of 0.24% over 3-month Euribor;
•	1,500 million euro 5.25% ten-year fixed-rate note, priced at 99.582, equal to a spread of 0.34% on the swap rate for a similar maturity and an effective yield of 5.305%;
•	850 million euro 5.625% twenty-year fixed-rate note, priced at 99.834, equal to a spread of 0.55% over the swap rate for a similar maturity and an effective yield of 5.639%;
•	550 million pound (GBP) (equal to about 815 million euro) 6.25% twelve-year fixed- rate note, priced at 99.671, equal to a spread of 0.83% over the Gilt for a similar maturity and an effective yield of 6.194%;
•	550 million pound (GBP) (equal to about 815 million euro) 5.75% thirty-year fixed- rate note, priced at 98.286, equal to a spread of 0.94% over the Gilt rate for a similar maturity and an effective yield of 5.789%.
Between July 1, 2007 and December 31, 2008 bonds totalling approximately 1,164 million euro will be maturing, of which 1,000 million related to a public fixed-rate bond euro issued by Enel S.p.A. maturing on October 13, 2008.
At 9:00 am CET today, September 6, 2007, a conference call will be held to present the results for the first half of 2007 to financial analysts and institutional investors. Journalists are also invited to listen in on the call.
Documentation relating to the conference call will be available on Enel’s website (www.enel.it) in the Investor Relations section from the beginning of the event.
The income statement, balance sheet and cash flow statement for the Enel Group and Enel S.p.A. follow. These tables and the related notes (the latter concerning Group data only) have been delivered to the Board of Statutory Auditors and the external auditor for their evaluation. A descriptive summary of the alternative performance indicators is also attached.
Pursuant to article 154-bis, paragraph 2, of the Unified Financial Act of February 24, 1998, the executive in charge of preparing the corporate accounting documents at Enel, Luigi Ferraris, declares that the accounting information contained in this press release corresponds to document results, books and accounting records.
***
The following section presents the results for Enel’s Divisions.
Domestic Sales
Results (millions of euro):

	1st half	1st half
	2007	2006	Variation
Revenues	10,617	10,776	-1.5%
EBITDA	115	154	-25.3%
EBIT	(23)	105	n.a.
Capex	17	14	+21.4%
Revenues in the first half of 2007 amounted to 10,617 million euro, down 159 million euro on the same period of 2006 (-1.5%). The contraction is essentially attributable to lower revenues from electricity sales on the regulated market as a result of the progressive liberalization process, partially offset by an increase in revenues on the free electricity market due to greater volumes sold.
EBITDA in the first half of 2007 totalled 115 million euro, a decrease of 39 million euro (-25.3%) on the corresponding year-earlier period. The decline is largely attributable to the effect of prior-year items recorded in the first half of 2006 in respect of electricity purchased in previous years, partially offset by an increase in the margin on gas sales.
EBIT in the first six months of 2007, after depreciation, amortization and impairment losses in the amount of 138 million euro, showed a loss of 23 million euro, a decrease of 128 million euro on the first half of 2006.
Capital expenditure amounted to 17 million euro, up 3 million euro (+21.4%) on the first half of 2006.

Domestic Generation and Energy Management
Results (millions of euro):

	1st half	1st half
	2007	2006	Variation
Revenues	7,824	7,905	-1.0%
EBITDA	1,911	1,858	+2.9%
EBIT	1,446	1,421	+1.8%
Capex	489	316	+54.7%
Revenues in the first half of 2007 came to 7,824 million euro, a decrease of 81 million euro (-1.0%) on the same period of 2006.
EBITDA in the first half of 2007 came to 1,911 million euro, up 53 million euro (+2.9%) from the 1,858 million euro posted for the same period of 2006. The increase is essentially due to the measurement at fair value of the contracts for differences and the improvement in the generation margin, partially offset by a smaller contribution from prior-year items recorded in the first half of 2006.
EBIT amounted to 1,446 million euro, a rise of 25 million euro (+1.8%) from the first half of 2006.

Capital expenditure totalled 489 million euro and mainly regarded the continuation of projects on thermal plants (including the coal conversion of the Torrevaldaliga Nord plant) and other works at hydro, geothermal and wind facilities.
Domestic Infrastructure and Networks
Results (millions of euro):

	1st half	1st half
	2007	2006	Variation
Revenues	2,744	2,767	-0.8%
EBITDA	1,782	1,736	+2.6%
EBIT	1,362	1,334	+2.1%
Capex	665	648	+2.6%
Revenues in the first half of 2007 came to 2,744 million euro, down 23 million euro on the corresponding year-earlier period (-0.8%). The change reflects a decline in revenues from the electricity network associated with the recognition in the first half of 2006 of the gain on the disposal of the distribution network of a number of municipalities in the Province of Modena, which more than offset the increased revenues from the transport of electricity and gas.
EBITDA totalled 1,782 million euro, an increase on the corresponding year-earlier period of 46 million euro (+2.6%), attributable to the improvement in the performance of the electricity network substantially due to lower operating costs as well as to a margin increase on the gas distribution network.
EBIT, after depreciation, amortization and impairment losses in the amount of 420 million euro, amounted to 1,362 million euro, up 28 million euro on the first six months of 2006 (+2.1%).

Capital expenditure totalled 665 million euro, an increase of 17 million euro (+2.6%) on the first half of 2006.
International
Results (millions of euro):

	1st half	1st half
	2007	2006	Variation
Revenues	2,056	1,264	+62.7%
EBITDA	627	373	+68.1%
EBIT	371	251	+47.8%
Capex	313	130	+140.8%
Revenues in the first half of 2007 rose by 792 million euro (+62.7%), from 1,264 million euro to 2,056 million euro. The increase is primarily due to the positive effect of the change in the scope of consolidation following the acquisitions of Slovenské elektrárne, RusEnergoSbyt, the Panamanian companies, Enel France and Enineftegaz, partially offset by the decrease due to the disposal of 30% of the equity investment in Enel Unión Fenosa Renovables in the second quarter of 2006.
EBITDA in the first half of 2007 came to 627 million euro, up 254 million euro (+68.1%) on the first half of 2006, mainly attributable to the change in the scope of consolidation with respect to the corresponding year-earlier period.
EBIT in the first six months of 2007 amounted to 371 million euro, a rise of 120 million euro (+47.8%) on the first half of 2006, essentially due to the aforesaid change in the scope of consolidation.
Capital expenditure totalled 313 million euro, up 183 million euro (+140.8%) on the first half of 2006. The rise is largely attributable to investments in generation plants in Spain, Bulgaria, Slovakia and North America.
Services and Other Activities
Revenues for Services and Other Activities in the first half of 2007 came to 546 million euro, compared with 510 million euro in the same period of 2006 (+7.1%).
EBITDA in the first half of 2007 amounted to 97 million euro, in line with performance in the corresponding year-earlier period.
EBIT for the first half of 2007 totalled 56 million euro, up 1 million euro (+1.8%) on the first six months of 2006.
ALTERNATIVE PERFORMANCE INDICATORS

Pursuant to recommendation CESR/05-178b published on November 3, 2005, the following section describes a number of alternative performance indicators, not envisaged under the IFRS-EU accounting principles, which are used in this press release in order to facilitate the assessment of the Group’s performance and financial position.
•	EBITDA: an indicator of Enel’s operating performance, calculated as “Operating income” plus “Depreciation, amortization and impairment losses” and deducting income from the Wind-Weather equity exchange.
•	Net financial debt: an indicator of Enel’s financial structure, calculated as the sum of “Long-term loans”, the current portion of such loans and “Short-term loans” net of “Cash and cash equivalents” and the current and non-current financial assets (financial receivables and securities other than equity investments).
•	Net current assets: calculated as the difference between “Current assets” and “Current liabilities” with the exception of: “Receivables for factoring advances”, “Other securities” and other minor items reported under “Current financial assets”; “Cash and cash equivalents”; “Short-term loans” and the “Current portion of long-term loans”.

Consolidated Income Statement

Millions of euro		1st Half
		2007		2006
			of which with		of which with
			related parties		related parties
Revenues
Revenues from sales and services		18,557	4,517	18,575	4,821
Other revenues		300	11	490	39
	[Subtotal]	18,857	4,528	19,065	4,860

Income from equity exchange transaction				263

Costs
Raw materials and consumables		11,144	7,229	11,646	7,701
Services		2,041	261	1,564	162
Personnel		1,484		1,371
Depreciation, amortization and impairment losses		1,328		1,059
Other operating expenses		195	1	187
Capitalized costs		(499)		(428)
	[Subtotal]	15,693	7,491	15,399	7,863

Net income/(charges) from commodity risk management		(30)	(2)	(364)	(228)

Operating income		3,134		3,565

Financial income		839	11	161
Financial expense		752		442
Share of income/(expense) from equity investments accounted for using the equity method		1		(8)

Income before taxes		3,222		3,276

Income taxes		1,174		1,249

Net income (shareholders of the Parent Company and minority interests)		2,048		2,027

Attributable to minority interests		66		49
Attributable to shareholders of the Parent Company		1,982		1,978

Earnings per share (euro)		0.33		0.33
Diluted earnings per share (euro) (1)		0.33		0.33

(1)	Calculated on the basis of the average number of ordinary shares in the period (6,246,504,678 in the first Half of 2007 and 6,182,821,431 in the first Half of 2006) adjusted for the diluting effect of outstanding stock options (65 million in the first Half of 2007 and 17 million in the first Half of 2006).

Consolidated Balance Sheet

Millions of euro
ASSETS		At June 30, 2007		At Dec. 31, 2006
			of which with		of which with
			related parties		related parties
Non-current assets
Property, plant and equipment		35,585		34,846
Intangible assets		3,906		2,982
Deferred tax assets		1,423		1,554
Equity investments accounted for using the equity method		1,252		56
Non-current financial assets (1)		11,699		1,494
Other non-current assets		1,773		568
	[Total]	55,638		41,500

Current assets
Inventories		1,283		1,209
Trade receivables		8,144	2,087	7,958	1,935
Tax receivables		1,100		431
Current financial assets (2)		1,396	11	402	10
Cash and cash equivalents		603		547
Other current assets		2,898	158	2,453	182
	[Total]	15,424		13,000

TOTAL ASSETS		71,062		54,500

(1)	Of which long-term financial receivables for €30 million at June 30, 2007 (€976 million at December 31, 2006) and other securities for €115 million at June 30, 2007 (€114 million at December 31, 2006).

(2)	Of which short-term financial receivables for €1,193 million at June 30, 2007 (€251 million at December 31, 2006) and other securities for €25 million at June 30, 2007 (€25 million at December 31, 2006).

Millions of euro
LIABILITIES AND SHAREHOLDERS’ EQUITY		At June 30, 2007		At Dec. 31, 2006
			of which with		of which with
			related parties		related parties
Equity attributable to the shareholders of the Parent Company
Share capital		6,183		6,176
Other reserves		4,861		4,549
Retained earnings (losses carried forward)		5,942		5,934
Net income (1)		1,982		1,801
	[Total]	18,968		18,460

Equity attributable to minority interests		745		565

TOTAL SHAREHOLDERS’ EQUITY		19,713		19,025

Non-current liabilities
Long-term loans		19,946		12,194
Post-employment and other employee benefits		2,594		2,633
Provisions for risks and charges		4,019		4,151
Deferred tax liabilities		2,907		2,504
Non-current financial liabilities		118		116
Other non-current liabilities		2,333		1,044
	[Total]	31,917		22,642

Current liabilities
Short-term loans		6,755		1,086
Current portion of long-term loans		334		323
Trade payables		5,830	3,081	6,188	3,064
Income tax payable		56		189
Current financial liabilities		928		941
Other current liabilities and income tax payable for the period		5,529	139	4,106	303
	[Total]	19,432		12,833

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		71,062		54,500

(1)	Net income for 2006 is reported net of interim dividend equal to €1,235 million.

Consolidated Statement of Cash Flows

Millions of euro	1st Half
	2007		2006
		of which with		of which with
		related parties		related parties
Income for the period (shareholders of the Parent Company and minority interests)	2,048		2,027
Adjustments for:
Amortization and impairment losses of intangible assets	92		75
Depreciation and impairment losses of property, plant and equipment	1,109		972
Exchange rate gains and losses (including cash and cash equivalents)	(25)		(1)
Provisions	221		223
Financial (income)/expense	378		225
Income taxes	1,174		1,249
(Gains)/losses and other non-monetary items	(568)		(337)
Cash flow from operating activities before changes in net current assets	4,429		4,433

Increase/(decrease) in provisions	(521)		(444)
(Increase)/decrease in inventories	(70)		(145)
(Increase)/decrease in trade receivables	(175)	(152)	555	773
(Increase)/decrease in financial and non-financial assets/liabilities	486	(140)	(189)	(10)
Increase/(decrease) in trade payables	(454)	17	(885)	(1,063)
Interest income and other financial income collected	332	9	129
Interest expense and other financial expense paid	(600)		(380)
Income taxes paid	(789)		(118)
Cash flows from operating activities (a)	2,638		2,956

Investments in property, plant and equipment	(1,422)		(1,049)
Investments in intangible assets	(98)		(88)
Investments in entities (or business units) less cash and cash equivalents acquired	(12,698)		(803)
Disposals of entities (or business units) less cash and cash equivalents sold	—		510
(Increase)/decrease in other investing activities	134		65
Cash flows from investing/disinvesting activities (b)	(14,084)		(1,365)

New borrowing of long-term financial debt	8,113		167
Repayments and other changes of short-term financial debt	5,134	(1)	900	3
Dividends paid	(1,798)		(2,715)
Increase in share capital and reserves due to the exercise of stock options	41		76
Cash flows from financing activities (c)	11,490		(1,572)

Impact of exchange rate fluctuations on cash and cash equivalents (d)	12		(6)

Increase/(decrease) in cash and cash equivalents (a+b+c+d)	56		13

Cash and cash equivalents at beginning of the period	572		508

Cash and cash equivalents at the end of the period	628 (1)		521

(1)	Of which short-term securities equal to €25 million at June 30, 2007.

Enel S.p.A. — Income Statement

Millions of euro		1st Half
		2007		2006
			of which with		of which with
			related parties		related parties
Revenues
Revenues from sales and services		484	341	538	454
Other revenues		6	6	40	2
	[Subtotal]	490		578

Income from equity exchange transaction and disposals of significant equity investments		0		146

Costs
Electricity purchases and consumables		299	6	284	0
Services, leases and rentals		170	59	103	35
Personnel		47		41
Depreciation, amortization and impairment losses		8		6
Other operating expenses		39	7	6	15
	[Subtotal]	563		440

Operating income		(73)		284

Income from equity investments		3,886		3,069
Financial income		590	319	403	237
Financial expense		509	159	447	135

Income before taxes		3,894		3,309

Income taxes		(16)		45

NET INCOME FOR THE PERIOD		3,910		3,264

Enel S.p.A. – Balance sheet

Millions of euro
ASSETS		at June 30, 2007		at Dec. 31, 2006
			of which with		of which with
			related parties		related parties
Non-current assets
Property, plant and equipment		6		9
Intangible assets		12		13
Deferred tax assets		134		192
Equity investments		18,636		15,634
Non-current financial assets (1)		1,790	1,751	2,749	1,772
Other non-current assets		43		27
	[Total]	20,621		18,624

Current assets
Trade receivables		282	275	263	254
Tax receivables		0		200
Current financial assets (2)		20,052	18,962	6,074	6,047
Cash and cash equivalents		41		78
Other current assets		908	154	615	233
	[Total]	21,283		7,230

TOTAL ASSETS		41,904		25,854

(1)	Of which long-term financial receivables for €1,492 million at June 30, 2007 (€2,466 million at December 31, 2006).

(2)	Of which short-term financial receivables for €19,595 million at June 30, 2007 (€5,708 million at December 31, 2006).

Millions of euro
LIABILITIES AND SHAREHOLDERS’ EQUITY		at June 30, 2007		at Dec. 31, 2006
			of which with		of which with
			related parties		related parties
Shareholders’ equity
Share capital		6,183		6,176
Other reserves		4,622		4,491
Retained earnings (losses carried forward)		2,140		1,821
Net income for the period (1)		3,910		2,112
TOTAL SHAREHOLDERS’ EQUITY		16,855		14,600

Non-current liabilities
Long-term loans		16,137	571	8,165	571
Post-employment and other employee benefits		423		429
Provisions for risks and charges		32		42
Deferred tax liabilities		112		47
Non-current financial liabilities		104		74
	[Total]	16,808		8,757

Current liabilities
Short-term loans		6,738	4,083	991	549
Current portion of long-term loans		66		85
Trade payables		325	37	423	100
Current financial liabilities		352	142	350	75
Other current liabilities		760	577	648	222
	[Total]	8,241		2,497

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		41,904		25,854

(1)	Net income for 2006 is reported net of interim dividend equal to €1,235 million.

Enel S.p.A. — Statement of Cash Flows

Millions of euro	1st Half
	2007		2006
		of which with		of which with
		related parties		related parties
Income for the period	3,910		3,264
Adjustments for:
Depreciation and amortization of property, plant and equipment and intangible assets	8		7
Exchange rate gains and losses	0	0	(6)	0
Provisions	21		19
Dividends from subsidiaries, associates and other companies	(3,886)	(3,886)	(3,069)	(3,069)
Financial (income)/expense	(90)	(161)	40	(102)
Income taxes	(16)		45
(Gains)/losses and other non-monetary items	0		(179)	(33)
Cash flow from operating activities before changes in net current assets	(53)		121

Increase/(decrease) in provisions	(35)		(832)
(Increase)/decrease in trade receivables	(19)	(21)	20	13
(Increase)/decrease in financial and non-financial assets/liabilities	884	639	629	503
Increase/(decrease) in trade payables	(98)	(63)	(53)	(10)
Interest income and other financial income collected	191	35	150	86
Interest expense and other financial expense paid	(226)	(13)	(224)	(55)
Dividends from subsidiaries, associates and other companies	3,886	3,886	3,069	3,069
Income taxes paid (consolidated taxation mechanism)	(557)		0
Cash flows from operating activities (a)	3,973		2,880

Investments in property, plant and equipment and intangible assets	(3)		(2)
Equity investments	(3,041)	(3,002)	(157)	(157)
Disposals of equity investments	0		328

Cash flows from investing/disinvesting activities (b)	(3,044)		169

Long-term financial debt (new borrowing)	8,030		1,138
Long-term financial debt (repayments)	(46)		(187)
Net change in long-term financial debt	953	21	181	37
Net change in short-term financial debt	(8,150)	(9,382)	(1,534)	(1,952)
Dividends paid	(1,793)		(2,715)
Increase in share capital and reserves due to the exercise of stock options	40		76
Cash flows from financing activities (c)	(966)		(3,041)

Increase/(decrease) in cash and cash equivalents (a+b+c)	(37)		8

Cash and cash equivalents at beginning of the period	78		46

Cash and cash equivalents at the end of the period	41		54

2007 Interim Results September 6, 2007

Agenda 2007 Interim result Q&A Annexes

Financial highlights: Consolidated 1H06 1H07 % As of December 31, 2006 1H2007 Results €mn (1)

Enel's electricity sales 84.3 76.1 +10.8% Italy International 1H07 1H06 1H2007 Results Volumes sold (TWh)

Italian electricity market overview (TWh) Pumped storage consumption Net production Import 168.1 167.8 Enel Net production -4.4 -3.8 +0.2% 1H07 1H06 1H2007 Results

Electricity - Total market sales1 +0.1% +85.9% -16.0% +1.4% +2.6% Enel Other free eligible3 71.2 69.9 Excluding losses on the grid. Data relating to other operators are Enel's estimates Including Dual Energy Sales to the eligible market including self-consumption Free customers2 (thousand) 668.0 72.6 1H07 1H06 1H2007 Results free eligible3 85.9 87.4 157.1 157.3 Enel's domestic electricity sales (TWh) 1H06 1H07

Enel's net production (TWh) +1.4% 62.9 63.8 Italy International 1H07 1H06 1H2007 Results

Group production mix (%) +1.4% Other renewables Coal Nuclear Gas CCGT Hydro Oil & Gas ST/OCGT 62.9 TWh 63.8 TWh 1H07 1H06 1H2007 Results

-0.3% 132.5 132.1 Italy 1 International 1H07 1H06 1H2007 Results Enel's electricity distribution (TWh) 1. Net of energy dispatched in the previous years

Italian gas market overview (bcm) Thermoelectric Other Industrials Residential & Commercial 46.1 42.6 -7.6% 1H07 1H06 1.1 1.1 Source: Ministry of the Economic Development and Enel estimates 1H2007 Results

Enel's gas sales Volumes sold (bcm) Customers (thousand) -11.1% +6.5% 1H07 1H06 1H07 1H06 1H2007 Results

Enel's gas distribution -21.7% +3.4% Volumes distributed (bcm) End users (thousand) 1H07 1H06 1H07 1H06 1H2007 Results

EBITDA evolution (€mn) 4,361 -39 +53 +46 +254 -213 4,462 1H07 1H06 Market G&EM I&R International S&H Including intercompany adjustments 1 1H2007 Results +101

-39 154 -33 -88 +82 EBITDA evolution: domestic market division (€mn) 1H07 1H06 Regulated market Free market 1H2007 Results 115 Other

EBITDA evolution: domestic G&EM division (€mn) +53 1H07 1H06 Generation margin Fair value Bilateral contracts with SB Non recurring 1,858 +44 +101 -92 1,911 1H2007 Results

1H2007 Results

Enel SpA
Investor Relations

Fuel cost evolution

Average fuel cost (€/MWh)


-15.9%
52.9
44.5
1H06
1H07


-8.1%
304.0
279.4
1H06
1H07

Oil (€/ton)


-9.3%
27.51
24.95
1H06
1H07

Gas (c€/mc)


+7.2%
58.9
63.1
1H06
1H07

Coal (€/ton)

16

EBITDA evolution: domestic I&N division (€mn) +46 1,736 +116 +15 1,782 1H07 1H06 Electricity Other 1H2007 Results -85 Gas

Iberia South-Eastern Europe Centrel Russia Americas France and Belgium total 355 345 345 618 622 627 Iberia 144 18 126 South-Eastern Europe 99 10 89 Centrel 70 273 343 Russia 0 4 4 Americas 60 19 79 France and Belgium 0 14 -14 EBITDA evolution: international division (€mn) +254 1H07 1H06 Iberia South-Eastern Europe Centrel Russia America France & Belgium 1H2007 Results -18 -14 -10 +273 +4 +19 4 -14 373 627

ebitda divisione gem total 84 61 27 156 23 34 240 27 EBITDA evolution: services & holding1 (€mn) Including intercompany adjustments -213 240 -156 -23 27 -34 1H07 1H06 Import Non recurring Other 1H2007 Results

Net debt evolution (€mn) -13,379 Cash flow from operations Capex Extra- ordinary activities Net financial charges -11,690 +3,751 -1,520 -25,069 -12,715 1 -789 1H06 FY06 1H2007 Results -308 Dividends -1,798 Taxes Including net debt of acquisitions

2007 Interim dividend (€c/share) Paid on 23 November 2006 22 November 2007 1H2007 Results

Agenda 2007 Interim result Q&A Annexes

Net Production : Geographical breakdown 1H06 1H07% (GWh) Annexes - 1H2007 Results

(GWh) Net production : source breakdown Annexes - 1H2007 Results

Domestic production mix (%) -13.4% Other renewables Coal Gas CCGT Hydro Oil & Gas ST/OCGT 53.1 TWh 46.0 TWh 1H07 1H06 Annexes - 1H2007 Results

International production mix (%) +81.6% Other renewables Coal Nuclear Hydro Oil & Gas ST/OCGT 9.8 TWh 17.8 TWh 1H07 1H06 Annexes - 1H2007 Results

Domestic G&EM division: CO2 emissions vs. allowances CO2 Emissions (Mt) 1H06 1H07 26.5 22.2 Deficit Allowances Annexes - 1H2007 Results

International sales (TWh) +188% 5.0 14.4 1H07 1H06 Annexes - 1H2007 Results

Domestic electricity distribution (TWh) 126.3 125.9 1H07 1H06 -0.3% Net of energy dispatched in the previous years Annexes - 1H2007 Results

Income statement € mn 1H06 1H07 % Annexes - 1H2007 Results

From EBIT to EPS € mn 1H06 1H07 % Annexes - 1H2007 Results

Balance sheet Annexes - 1H2007 Results € mn FY06 1H07%

Debt structure 1 Including current maturities of long-term debt 2 Including factoring and other current receivables Average debt maturity: 6 years and 9 months Average cost of debt: 4.8% (Fixed+hedged)/Total long-term debt: 76% (Fixed+hedged)/Total net debt: 57% Rating: S&P's = A/A-1 C.W. negative; Moody's = A1/P-1 C.W. negative € mn % FY06 1H07 Annexes - 1H2007 Results

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Average residual maturity 0.211111111111111 0.167361111111111 0.132638888888889 0.172916666666667 0.169444444444444 0.209722222222222 0.252777777777778 0.296527777777778 0.296527777777778 0.2125 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Average cost of debt 0.062 0.059 0.055 0.052 0.047 0.044 0.044 0.043 0.046 0.048 Average cost of debt 6.2% 4.7% 4.3% 5.9% 5.5% 5.2% 4.6% 4.8% 4.4% 4.4% Average residual maturity 5:4 4:4 7:7 4:1 3:11 4:9 7:7 6:9 5:2 6:4 Net financial debt (€bn) 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Net financial debt 12.677 12.094 13.383 21.93 24.467 24.174 24.514 12.312 11.69 25.1 12.7 24.5 12.3 12.1 13.4 21.9 11.7 25.1 24.2 24.5 Fixed + Hedged/Total debt 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Fixed + Hedged/Total debt 0.53 0.61 0.54 0.42 0.44 0.6 0.53 0.81 0.8 0.57 53% 44% 81% 61% 54% 42% 80% 57% 60% 53% 1 As of June 30, 2007 1 1 1 Debt evolution Annexes - 1H2007 Results

Financial debt evolution 12.31.2005 €m Bank loans - maturities > 12 months Bonds - maturities > 12 months Other loans - maturities > months Long-term financial credits - maturities > 12 months Total net long-term financial debt - Maturities > 12 months Bank loans - maturities < 12 months Bonds - maturities < 12 months Other loans - maturities < 12 months Long-term financial credits - maturities < 12 months Total net long-term financial debt - Maturities < 12 months Other short-term bank debt Commercial paper Other short-term financial debt Short-term debt Factoring receivables Other short-term financial receivables Cash at banks and marketable securities Total net short-term debt (including current maturities) Net financial debt Net equity Debt/Equity ratio Average cost of debt 06.30.2006 12.31.2006 06.30.2007 2,782 8,043 142 -63 10,904 399 487 49 -3 932 970 275 116 1,361 -374 -3 -508 1,408 12,312 19,416 0.63 4.3% 2,975 8,293 219 -201 11,286 340 487 33 0 860 1,442 1,194 40 2,676 -212 -12 -521 2,791 14,077 18,995 0.74 4.5% 3,677 8,375 142 -1,090 11,104 233 59 31 -30 293 542 531 13 1,086 -211 -10 -572 586 11,690 19,025 0.61 4.6% 6,428 13,399 119 -145 19,801 261 45 28 -994 -660 2,937 3,684 134 6,755 -188 -11 -628 5,268 25,069 19,713 1.27 4.8% Annexes - 1H2007 Results

EBIT by business area (€mn) 3,134 3,565 -431mn -12.1% +1.8% +2.1% +47.8% 1H07 1H06 Annexes - 1H2007 Results -23 -22

Domestic Market division details € mn 1H06 1H07 1 As of December 31, 2006 Annexes - 1H2007 Results %

€ mn 1H06 1H07 1 As of December 31, 2006 Annexes - 1H2007 Results % Domestic Generation & Energy Management division details

Domestic Infrastructure & Network division details As of December 31, 2006 Annexes - 1H2007 Results € mn 1H06 1H07% 1

International activities details 1 As of December 31, 2006 Annexes - 1H2007 Results € mn 1H06 1H07% 1

Services & Holding details Excluding inter-company adjustments equal to €-5mn in 1H07 and €9mn in 1H06 respectively 1 1 Annexes - 1H2007 Results € mn 1H06 1H07%

Services & Holding details - Continued 1 As of December 31, 2006 Annexes - 1H2007 Results € mn 1H06 1H07%

Capex by business area (€mn) 1,520 1,137 +383mn +33.7% +21.4% +54.7% +2.6% +140.8% +24.1% 1H07 1H06 Annexes - 1H2007 Results 17 14

Disclaimer THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE DURING THE CONFERENCE CALL ON ENEL'S 2007 INTERIM RESULTS. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ABOVE CONFERENCE. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ABOVE CONFERENCE MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESUTLS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: TRENDS IN ENEL'S CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURE. PURSUANT TO ARTICLE, 154-BIS, PARAGRAPH 2, OF THE UNIFIED FINANCIAL ACT OF FEBRUARY 24, 1998, THE EXECUTIVE IN CHARGE OF PREPARING THE CORPORATE ACCOUNTING DOCUMENTS AT ENEL, LUIGI FERRARIS, DECLARES THAT THE ACCOUNTING INFORMATION CONTAINED HEREIN CORRESPOND TO DOCUMENT RESULTS, BOOKS AND ACCOUNTING RECORDS.

Contact us Luca Torchia (Head of IR) Massimiliano Bevignani (Stock analysis and IR reporting) Donatella Izzo (Buy-side) Fausto Sblandi (Sell-side) Investor Relations Team (investor.relations@enel.it) Visit our website at: www.enel.it (Investor Relations) +39 06 83053437 +39 06 83057023 +39 06 83057449 +39 06 83052226

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
Name:	Avv. Claudio Sartorelli
Title:	Secretary of Enel Società per Azioni

Dated: September 6, 2007